Mail Stop 3561

July 23, 2009

By Facsimile and U.S. Mail

Mr. Mark M. Jacobs
President and Chief Executive Officer
RRI Energy, Inc.
1000 Main Street
Houston, Texas 77002

> **Re: RRI Energy, Inc.**
> **Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, and April 30, 2009**
> **File No. 1-16455**

Dear Mr. Jacobs:

        We have reviewed your letter dated July 14, 2009, and we have the following comment. Please feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K/A

Code of Business Conduct, page 3

1. We note your response to comment four of our letter dated June 29, 2009. Please expand your disclosure to describe the listing standards of the NYSE and the "applicable laws, rules and regulations," including those regarding the independence of audit committee members, that the board uses to determine whether a director may engage in transactions and relationships that may affect his or her independence. Please provide us with the revised disclosure that you propose to include in future filings.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director